October 1, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Song Brandon, Special Counsel
Office of Mergers & Acquisitions

Re:	Advanced Analogic Technologies Incorporated
Schedule TO-I filed September 11, 2008 (File No. 5-81524)

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (“AATI” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated September 23, 2008 (the “Comment Letter”) relating to the above-referenced issuer tender offer statement (the “Schedule TO-I”). In response to the comments set forth in the Comment Letter, the Schedule TO-I has been amended and AATI is filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) with this response letter. In addition, we are providing via Express Delivery three paper copies of Amendment No. 1 marked to show changes from the Schedule TO-I as filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2008.

For ease of reference by the Staff in reviewing AATI’s responses to each of the comments, each comment is referred to separately by the number set forth in the Comment Letter and is also repeated prior to the applicable response. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

SCHEDULE TO-I:

Exhibit (a)(1)(a): Offering Document

COMMENT 1: As you are aware, the global Exemptive Order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that Order since you are limiting participation in this exchange offer to certain defined employees who are tendering options granted during a set time. Additionally, we note your disclosure that you are conducting this offering because “some” of the options held by non-discount holders are underwater stock options. Please provide us an analysis as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. Specifically address whether all options subject to the exchange offer were validly issued under a Rule 405 employee benefit plan, and in particular, those options classified as discount options.

U.S. Securities and Exchange Commission

October 1, 2008

RESPONSE 1: The Company respectfully advises the Staff that it believes that the conditions set forth in the Commission’s March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes have all been satisfied. The exemptive order specifies that Rules 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers, in which the subject security is an option, that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance with such conditions is detailed in italics):

The exchange offer is conducted for compensatory purposes.

The purpose behind the exchange offer is compensatory in nature, as is stated in Question & Answer 3 and Section 3 on pages 2 and 17, respectively, of Exhibit (a)(1)(a) to the Schedule TO-I, by providing employees and service providers of AATI the opportunity to own stock options that may have a greater potential to increase in value. As a result, AATI believes that the exchange offer is being conducted for compensatory purposes.

The issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan.

The Company is eligible to use Form S-8. All options subject to the exchange offer were validly issued under the Company’s 2005 Equity Incentive Plan, and all options offered in the exchange offer will be issued pursuant to such plan. This plan is an employee benefit plan as defined in Rule 405 under the Securities Act. The Company is eligible to register securities with respect to these options on Form S-8 because all of the individuals holding options subject to the exchange offer were employees or service providers of the Company on the respective dates of grant.

COMMENT 2: We note your document’s use of “Pacific Time.” In future filings, please use “Eastern Time” as oppose to any other time zones since “business day” in Rule 14e-1(d) uses Eastern Time.

RESPONSE 2: In response to the Staff’s comment, the Company has referenced “Eastern Time” as opposed to any other time zone throughout Amendment No. 1.

Eligible Optionholders

COMMENT 3: We understand that the expiration date of the offer is October 9, 2008. We also note your disclosure that a participant must be employed through the new option grate date of October 10, 2008 in order to participate in the exchange offer. We believe that this employment requirement could be perceived as a de facto offer condition. In that regard, please confirm for us that all employees who tender by the expiration date will receive the consideration offered. If not, we believe that the employment requirement is an impermissible offer condition and a revision to your document will be necessary so that this offer condition is satisfied or waived on or before the expiration of the offer.

U.S. Securities and Exchange Commission

October 1, 2008

RESPONSE 3: In response to the Staff’s comment, AATI confirms that all employees who tender options for exchange pursuant to the exchange offer by the expiration date will receive the consideration offered. In order to clarify further that the Company is not seeking to impose an impermissible offer condition under the situations referenced in the Staff’s Comments 3 and 4, we have revised the disclosure throughout Amendment No. 1 to reflect that both the expiration date and the cancellation date will be October 9, 2008.

COMMENT 4: We note your disclosure that only options that are outstanding as of the “cancellation date,” which we understand is expected to be October 10, 2008, may be exchanged in the offer. Similar to the above comment, such requirement could be perceived as a de facto offer condition. Because this condition would not be satisfied or waived before expiration of the offer, we do not believe that option eligibility requirement is permissible. Please revise your disclosure accordingly.

RESPONSE 4: As noted in our response to Comment 3, in order to clarify that the Company is not seeking to impose an impermissible offer condition under the situations referenced in the Staff’s Comments 3 and 4, we have revised the disclosure throughout Amendment No. 1 to reflect that both the expiration date and the cancellation date will be October 9, 2008.

Withdrawal rights and change of election, page 18

COMMENT 5: You indicate that tendered options may be withdrawn at any time before the expiration date. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

RESPONSE 5: In response to the Staff’s comment, we have revised the applicable section on page 18 of Exhibit (a)(1)(a) to Amendment No. 1 to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 20

COMMENT 6: Refer to the fourth sentence in the last full paragraph of Section 7, where the company provides “[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

RESPONSE 6: The Company confirms and concurs that it cannot wait until the end of an offer to assert a condition that was previously triggered. The Company has clarified in the applicable section on page 20 of Exhibit (a)(1)(a) to Amendment No. 1 that if an offer condition is triggered, the Company will notify optionholders and stockholders as soon as administratively possible whether or not the Company has waived an offer condition.

U.S. Securities and Exchange Commission

October 1, 2008

Schedule A: Financial Statements of Advanced Analogic Technologies Incorporated

COMMENT 7: The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

RESPONSE 7: In response to the Staff’s comment, we have added Schedule A-1 of Exhibit (a)(1)(a) to Amendment No. 1 in order to present all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. In addition, we have added Schedule A-1 of Exhibit (a)(1)(a) to Amendment No. 1 in order to present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4).

Exhibits (a)(1)(c) and (a)(1)(d): Letters of Transmittal

COMMENT 8: We refer you to the first sentence of the first paragraph contained in the letter of transmittals to non-discount and discount optionholders filed as exhibits (a)(l)(c) and (a)(l)(d), respectively. Please revise the election forms to remove the representations that the shareholder has “read” and “understand[s]” the terms of the offer.

RESPONSE 8: In response to the Staff’s comment, the Company has revised the referenced election forms to remove any representation by optionholders that they have read and understand the documents that comprise the offer. With respect to any election forms that have been, or will be, executed and returned to the Company by any optionholders, the Company confirms that it will not enforce the previous requirement that such optionholders have read and understand the documents that comprise the offer.

*****

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

October 1, 2008

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (650) 565-3873 or Mark L. Reinstra of this office at (650) 320-4566.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Alexander D. Phillips
Alexander D. Phillips, Esq.

cc:	Brian R. McDonald
Advanced Analogic Technologies Incorporated

Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.